April 2, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:     Mr. Ruairi Regan

Re:	APi Group Corporation
Amended Draft Registration Statement on Form S-4
Submitted February 6, 2020
CIK No. 0001796209

Dear Mr. Regan:

On behalf of APi Group Corporation (the “Company”), we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 20, 2020 (the “Comment Letter”). The Company has previously submitted to the Commission, via EDGAR, its Amended Draft Registration Statement on Form S-4 (the “Amended Draft Registration Statement”) for confidential review. This letter, together with the Registration Statement on Form S-4 publicly filed on the date hereof (the “Registration Statement”), sets forth the Company’s responses to the comments contained in the Comment Letter relating to the Amended Draft Registration Statement. In addition, the Registration Statement includes the Company’s audited financial statements as of and for the year ended December 31, 2019 as well as updates to the financial information and related disclosures in the Registration Statement.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto and a statement identifying the location in the Registration Statement of the requested or revised disclosure, if any.

For the Staff’s convenience, we are also providing copies of this letter and the Registration Statement marked to show changes from the Amended Draft Registration Statement. Unless otherwise indicated, page references in the Company’s responses are to pages in the marked copy of the Draft Registration Statement. All capitalized terms that are not defined in this letter have the meanings ascribed to those terms in the Registration Statement.

Greenberg Traurig, P.A. | Attorneys at Law 401 East Las Olas Boulevard | Suite 2000 | Ft. Lauderdale, Florida 33301 | T +1 954.765.0500 | F +1 954.765.1477

Albany. Amsterdam. Atlanta. Austin. Berlin¬. Boca Raton. Boston. Chicago. Dallas. Delaware. Denver. Fort Lauderdale. Houston. Las Vegas. London.* Los Angeles. Mexico City+. Miami. Milan». Minneapolis. Nashville. New Jersey. New York. Northern Virginia. Orange County. Orlando. Philadelphia. Phoenix. Sacramento. San Francisco. Seoulâ^ž. Shanghai. Silicon Valley. Tallahassee. Tampa. Tel Aviv^. Tokyo¤. Warsaw~. Washington, D.C. West Palm Beach. Westchester County.

Operates as: ¬Greenberg Traurig Germany, LLP; *A separate UK registered legal entity; +Greenberg Traurig, S.C.; »Greenberg Traurig Santa Maria; ¥Greenberg Traurig LLP Foreign Legal Consultant Office; ^A branch of Greenberg Traurig, P.A., Florida, USA; ¤GT Tokyo Horitsu Jimusho; ~Greenberg Traurig Grzesiak sp.k.

www.gtlaw.com

Securities and Exchange Commission

April 2, 2020

Amended Draft Registration Statement on Form S-4

Cover Page

1.

We reissue prior comment 2. It is unclear how you concluded that the requirement that you disclose the amount of securities being offered does not apply to your offering. Please disclose the amount of securities being registered on the prospectus cover page or provide further analysis.

In response to the Staff’s comment, the Company has revised its disclosure on the prospectus cover page to disclose the amount of securities being offered as of the date of the filing.

Related Party Transactions, page 98

2.

It is unclear from your response to prior comment 8 how you concluded that related party disclosure of the transactions described on pages F-48 and F-49 is not required. We note your acknowledgment elsewhere in your prospectus that APi Group is considered to be your Predecessor under applicable SEC rules and regulations. Please provide the disclosure required by Item 404(a) of Regulation S-K regarding these transactions or provide further analysis. Instruction 1 to Item 404 requires that information in a registration statement shall be given for the periods specified in the Item and, in addition, for the two fiscal years preceding the registrant’s last fiscal year.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 106 to include the disclosure required to be disclosed pursuant to Item 404(a) of Regulation S-K with respect to the Predecessor related party transactions during the period required by Item 404(a).

Note 4. Fair Value of Financial Instruments, page F-42

3.

We note your response to prior comment 13. We continue to be unclear how you determined that quantitative information about the significant unobservable inputs would not be meaningful or significant to users of your financial statements. Please tell us whether any of the contingent earn-out obligations are individually significant to net income. Please refer to ASC 820-10-50-2(bbb).

The Company advises the Staff that the Company’s total obligation related to contingent consideration obligations was $13 million and $4 million at December 31, 2018 and 2017, respectively, and the adjustments to fair value during the years then ended were $0 and $9 million, respectively. One contingent consideration arrangement accounted for all of the $9 million fair value adjustment during 2017. No other arrangement accounted for more than $1 million of fair value adjustment for any year or period being presented. Net income for the years ended December 31, 2018 and 2017 was $136 million and $112 million, respectively. Based on the above, the Company does not believe that, other than the $9 million arrangement discussed above, any of the contingent consideration obligations are individually significant to net income.

The Company advises the Staff that upon further review of the fair value footnote disclosure, the Company has revised the disclosure within the fair value footnote to conform with ASC 805-10-55-25. ASC 805-10-55-25 lays out the factors to consider when determining if contingent payments to shareholders represent contingent consideration or post-combination compensation expense. According to ASC 805-10-55-25a, “[a] contingent consideration arrangement in which the payments are automatically

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

April 2, 2020

forfeited if employment terminates is compensation for post-combination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.” Based on this guidance, the Company has now bifurcated the total deferred payment arrangements into two groups: (1) compensation (related to continued employment), and (2) contingent consideration (not related to continued employment). As a result, the amounts included in footnote 4 have been revised. However, the actual amounts included in the balance sheet and statement of operations do not require adjustment.

In response to the Staff’s comment, the Company has revised its disclosures on pages F-32 through F-33 to exclude the contingent consideration that is classified as compensation from the tables, to address the one individually significant arrangement, and to address the Staff’s comment regarding related unobservable inputs. The Company has also revised the disclosure in the business combinations footnote beginning on page F-18 to further clarify the treatment of the contingent compensation arrangements.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

April 2, 2020

If you have any questions, please feel free to contact either Donn Beloff at (954) 768-8283 or me at (954) 768-8210.

Very truly yours, GREENBERG TRAURIG, P.A.

/s/ Flora R. Perez
Flora R. Perez

cc:	Russell Becker, Chief Executive Officer, APi Group Corporation
Thomas Lydon, Chief Financial Officer, APi Group Corporation

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com